Exhibit 99.1

Nano Dimension Sold Another DragonFly IV 3D-AME System

To a Leading Western Defense Force

Customer also purchased Materials, and the FLIGHT Application Software Launched in November 2021

Sunrise, Florida, January 4, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano Dimension”, Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), announced today that it has sold yet another DragonFly IV 3D-AME Printer and FLIGHT Applications Software package, both first released in mid-November 2021, to a leading Western Defense Force.

Nano Dimension is the leading provider of intelligent machines for the fabrication of AME. The new DragonFly IV system, combined with FLIGHT application software, has been well received in the electronics sector since it launched. Customers are recognizing that DragonFly IV with FLIGHT application software delivers new levels of quality, efficiency, and print resolution in the 3D printed electronics sector, providing increased flexibility to design any 3D geometry and create innovative new products.

DragonFly IV is a Dielectric & Conductive-Materials Additive Manufacturing System aimed at the fabrication of High-Performance Electronic Devices (Hi-PEDs®) by depositing the proprietary materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electro-mechanical components.

Amit Dror, Nano Dimension Co-Founder and Chief Customer Success Officer commented: “The accelerated pace of sales of the new DragonFly IV and FLIGHT application software package is an encouraging sign for market acceptance of this unique product. It delivers unparalleled abilities to print 3D electronic devices and opens the pathway to re-imagining new designs for printed electronics that can only be accomplished additively. We believe that soon the term Printed Circuit Board (PCB) will be replaced by PCC (Printed Circuit Cube).” Mr. Dror continued, “Nano Dimension spent the second half of 2021 investing in a modern, digital, global marketing organization and has paired that with a more robust sales presence in the Americas region that has deep electronics industry experience. This investment is expected to accelerate demand, shorten sales cycles, and provide much broader exposure to its innovative suite of products and solutions, which is expected to lead to increased revenue.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on-demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an eco-friendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems, which are designed to deliver a superior ROI to their owners as well as to Nano Dimension shareholders and stakeholders.

The DragonFly IV® system serves cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs, by depositing proprietary conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly IV®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks; creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

In November 2021, Nano Dimension announced the acquisition of Essemtec AG, located in Lucerne Canton, Switzerland. Essemtec develops production equipment for electronic assembly. The company’s core business is in adaptive, highly flexible surface-mount pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and microdispensing as well as an intelligent production material storage and logistics system. Read more at: https://investors.nano-di.com/press-releases/news-details/2021/Nano-Dimension-Acquires-Essemtec-AG-Surface-Mount-Pick--Place-Systems-Supplier-for-the-PCB-and-OEM-Industries/default.aspx.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the accelerated pace of sales and market acceptance of the new DragonFly IV and FLIGHT application software package, the ability of Nano Dimension to transform the AME and AM sectors into an environmentally friendly and economically efficient AM Industry 4.0, the ability of DragonFly IV with FLIGHT application software to enable customers to print on-demand, anytime, anywhere, Nano Dimension’s expectation that Nano Dimension’s investments in its marketing organization and sales presence will accelerate demand, shorten sales cycles, and provide much broader exposure to its products and solutions, and lead to increased revenue. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)